Exhibit 12.2

COMMONWEALTH REIT

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2012	2011	2011	2010		2009	2008	2007
Earnings:
Income (loss) from continuing operations before income tax expense	$25,066	$10,475	$63,156	$(60,596)		$68,085	$61,348	$72,256
Equity in earnings and gains on equity transactions of investees	(2,958)	(2,712)	(22,554)	(43,272)		(6,546)	—	—
Fixed charges before preferred distributions	49,106	47,414	195,024	183,433		173,458	180,553	172,060
Distributions from investees	4,179	4,080	16,617	16,119		4,975	—	—
Capitalized interest	—	—	—	—		—	—	(489)
Adjusted Earnings	$75,393	$59,257	$252,243	$95,684		$239,972	$241,901	$243,827

Fixed Charges and Preferred Distributions:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$49,106	$47,414	$195,024	$183,433		$173,458	$180,553	$171,571
Capitalized interest	—	—	—	—		—	—	489
Preferred distributions	13,823	8,839	46,985	47,733		50,668	50,668	60,572
Combined Fixed Charges and Preferred Distributions	$62,929	$56,253	$242,009	$231,166		$224,126	$231,221	$232,632

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.2x	1.1x	1.0x	0.4x	(1)	1.1x	1.0x	1.0x

(1) The deficiency for this period was $135,482 and reflects a loss on asset impairment of $127,740.